ATHENA TECHNOLOGY ACQUISITION CORP.

125 Townpark Drive, Suite 300

Kennesaw, GA 30144

March 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Anuja A. Majmudar

Re:	Athena Technology Acquisition Corp.
Registration Statement on Form S-1 Filed February 5, 2021, as amended File No. 333-252812

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Athena Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, March 15, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Phyllis W. Newhouse
Phyllis W. Newhouse
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP